UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For February 20, 2008

Commission File No. 001-32860

Shanghai Century Acquisition Corporation

23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central,
Hong Kong SAR, China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Forward-looking statements

This Report on Form 6-K contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Shanghai Century and/or New Goal International Limited is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other competitors; timing, approval and market acceptance of new services and solutions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Shanghai Century's filings with the Securities and Exchange Commission, including its report on Form 10-K. The information set forth herein should be read in light of such risks. Shanghai Century does not assume any obligation to update the information contained in this Report on Form 6-K.

Termination of Material Agreement; Entry Into Material Agreements

On February 20, 2008, Shanghai Century Acquisition Corporation (“Shanghai Century”), Sichuan Kelun Pharmaceutical Co., Ltd (“Kelun”) and the shareholders of Kelun (the “Kelun Shareholders”) entered into a Termination and Release Agreement dated February 20, 2008 (the “Termination Agreement”), whereby the parties agreed to terminate the Share Purchase Agreement dated May 28, 2007 by and among Shanghai Century, Kelun and the Kelun Shareholders (the “Kelun Agreement”). The parties decided to terminate the Kelun Agreement because they agreed that it would be highly unlikely that the proposed acquisition of Kelun by Shanghai Century would have received the required PRC regulatory approvals prior to April 28, 2008, the deadline for consummation of a business combination by Shanghai Century. A copy of the Termination Agreement is filed herewith as Exhibit 10.1 and incorporated herein by reference. The description of the Termination Agreement contained herein is qualified in its entirety by reference to Exhibit 10.1.

On February 20, 2008, Shanghai Century and Richard Li (“Mr Li”) entered into a Stock Purchase Agreement dated as of February 20, 2008 (the “Stock Purchase Agreement”) whereby Shanghai Century agreed to purchase from Mr Li 100% of the issued and outstanding shares of common stock (the “Shares”) of Asia Leader Investments Limited, a Hong Kong company (“Asia Leader”). Asia Leader is the owner of 67% of the outstanding equity of New Goal International Limited, a Hong Kong company (“New Goal”) that was formed to engage in certain financing leasing arrangements and other leasing services in the People’s Republic of China (the “PRC”). The purchase price for the Shares consists of the payment of US$300,000 and the assumption by Shanghai Century of all of Asia Leader’s obligations and responsibilities under the New Goal Joint Venture Agreement (as defined and more fully described below) including, without limitation, Asia Leader’s obligation to make a cash capital contribution in an amount up to US$70,000,000 to New Goal. Pursuant to the New Goal Joint Venture Agreement, Shanghai Century will also acquire, on the closing date, Asia Leader’s option to purchase the remaining 33% of the equity of New Goal, which Shanghai Century will exercise on the closing date for US$31,800,000 (the "Buyout Option"). The closing of the transactions contemplated by the Stock Purchase Agreement is conditioned, among other things upon the receipt of the requisite approval of the proposed acquisition by the shareholders of Shanghai Century. The proposed acquisition of the Shares will not require PRC regulatory approval. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 10.2 and incorporated herein by reference. The description of the Stock Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 10.2.

On February 20, 2008, Asia Leader, RAD International Investments Company Limited (“RAD”) and Mr. Kevin Ma (“Mr Ma”) entered into a Joint Venture Agreement dated as of February 20, 2008 with respect to New Goal (the “New Goal Joint Venture Agreement”). The New Goal Joint Venture Agreement provided for the establishment of New Goal and set forth the respective capital contributions of Asia Leader and RAD. Pursuant to the New Goal Joint Venture Agreement, RAD agreed to contribute to New Goal in consideration for 33% of the equity of New Goal, (i) an Exclusive Cooperation Agreement between New Goal and New Century International Leasing Co., Ltd (“NCIL”), (ii) three Framework Contracts, which shall include a Framework Contract for automobiles among New Goal, NCIL and the supplier, a Framework Contract for windmills among New Goal, NCIL and the supplier and a Framework Contract for ATM among New Goal, NCIL, the supplier and the lessee, (iii) three Trust Lease Contracts, which shall include the Trust Lease Contract for automobiles between New Goal and NCIL, the Trust Lease Contract for windmills between New Goal and NCIL and the Trust Lease Contract for ATN between New Goal and NCIL, (iv) three Lease Contracts, which shall include the Lease Contract for automobiles between NCIL and each lessee, the Lease Contract for windmills between NCIL and each lessee and the Lease Contract for ATM between NCIL and each lessee, (v) three Supply Contracts, which shall include the Supply Contract for automobiles among New Goal, NCIL and the supplier, the Supply Contract for windmills among New Goal, NCIL and the supplier and the Supply Contract for ATM among New Goal, NCIL and the supplier, (vi) certain Arranger Agreements, (vii) Joint Venture Contracts between New Goal and three PRC entities, (viii) temporary assistance to New Goal until its is able to establish a wholly-owned foreign enterprise in Beijing ( a “WFOE”) and the WFOE receives its official business license authorizing it to engage in the financial leasing business in the PRC and (ix) the Right of First Refusal Agreement dated February 20, 2008 by and among Asia Leader, RAD, NCIL, New Century International Leasing Company Limited (“New Century”) and Kevin Ma (the “Right of First Refusal Agreement”), as more fully described below. Pursuant to the New Goal Joint Venture Agreement, Asia Leader agreed to contribute to New Goal, in exchange for 67% of the equity of New Goal, US$70,000,000, provided, however, that in the event that the value of the equipment purchased by New Goal pursuant to the Supply Contracts was less than $70,000,000 the amount of Asia Leader’s capital contribution shall be decreased by the same amount, provided further, however, that in no event shall the value of such equipment as set forth in the Supply Contracts be less than US$50,000,000.

Pursuant to the New Goal Joint Venture Agreement, RAD granted to Asia Leader the exclusive option to purchase all of its shares in New Goal at any time on an all or nothing basis for a purchase price of US$31,800,000. Shanghai Century intends to exercise the Buyout Option on the date of the closing of the transactions contemplated by the Stock Purchase Agreement.

The obligation of Asia Leader to make the capital contribution described above to New Goal is conditioned, among other things upon the effectiveness as of the contribution date of (i) the Exclusive Cooperation Agreement, (ii) the Framework Contract for automobiles and the Framework Contract for ATM, (iii) the Trust Lease Contract for automobiles and the Trust Lease Contract for ATM, (iv) the Lease Contract fir ATM, (v) the Supply Contract for automobiles and the Supply Contract for ATM and (vi) the Arranger Agreements. In addition, Asia Leader may, at its option require that RAD obtain for New Goal, the following signed and effective agreements as of the contribution date (i) the Framework Contract for windmills, (ii) the Trust Lease Contract for windmills, (iii) the Lease Contract for windmills, (iv) the Supply Contract for windmills and (v) certain Lease Contracts for automobiles. The obligation of Asia Leader to make the capital contribution is also conditioned upon the execution by New Goal of a Consulting Agreement with Shanghai Century Capital Corporation (“SHCC”), a corporation owned by the current Co-Chief Executive Officers of Shanghai Century pursuant to which SHCC will provide certain management consulting services to New Goal in consideration for a total of US$1,600,000 in fees, payable in three installments of US$600,000 on the contribution date, US$500,000 on January 1, 2009 and US$500,000 on January 1, 2010.

In the event that Asia leader does not make its capital contribution on or prior to April 30, 2008, regardless of whether the closing of the transactions under the Stock Purchase Agreement has occurred, then RAD shall, under certain circumstances, be entitled to receive a nonperformance fee of US$350,000. Shanghai Century has agreed to be responsible for payment of such nonperformance fee.

The obligation of RAD to make the capital contribution to New Goal described above is conditioned, among other things, upon (i) receipt by New Goal of the cash capital contribution of Asia Leader and (ii) receipt by RAD from Asia Leader of its notice to exercise the Buyout Option.

A copy of the New Goal Joint Venture Agreement is filed herewith as Exhibit 10.3 and incorporated herein by reference. The description of the New Goal Joint Venture Agreement contained herein is qualified in its entirety by reference to Exhibit 10.3.

On February 20, 2008, Shanghai Century and Mr Ma entered into an Employment Agreement dated February 20, 2008 (the “Employment Agreement”) pursuant to which Shanghai Century agreed to employ Mr Ma to serve as Chief Executive Officer of Shanghai Century commencing on the date of the closing of the transactions contemplated by the Stock Purchase Agreement and ending on the later of June 30, 2013 or the date on which either Shanghai Century or Mr Ma elects not to extend the Employment Agreement further by giving written notice to the other party. Mr Ma shall, among other things, be responsible for recruiting a management team experienced in leasing and related service areas for Shanghai Century and/or its subsidiaries (the “Management Team”). Pursuant to the Employment Agreement, Mr Ma shall be paid an annual base salary of US$600,000. In addition, Mr Ma and members of the Management Team shall be eligible to receive an annual performance share incentive bonus (the “Share Bonus”) in respect of fiscal years 2008, 2009 and 2010, subject to the achievement of certain annual performance targets. Mr Ma shall be entitled to retain for himself a minimum of fifty percent (50%) of the Share Bonus paid in each of 2008, 2009 and 2010. Four million (4,000,000) shares of Shanghai Century and four million (4,000,000) warrants to purchase ordinary shares of Shanghai Century will be issued to the Management Team if New Goal and its PRC leasing subsidiary achieve a combined net after tax income of US$20,000,000 in 2008, which number of shares and warrants could be increased pro rata up to a maximum of 50% and decreased pro rata without any minimum in the event that combined net after tax income is greater or less than US$20,000,000. An additional four million (4,000,000) shares of Shanghai Century will be issued to the Management Team if New Goal and its PRC leasing subsidiary achieve a combined net after tax income of US$34,000,000 in 2009, which number of shares could be increased pro rata up to a maximum of 25% with no shares being issued to the Management Team unless the US$34,000,000 combined net after tax income target is reached. An additional four million (4,000,000) shares of Shanghai Century will be issued to the Management Team if New Goal and its PRC leasing subsidiary achieve a combined net after tax income of US$57,800,000 in 2010, which number of shares could be increased pro rata up to a maximum of 25% with no shares being issued to the Management Team unless the US$57,800,000 combined net after tax income target is reached.

Shanghai Century shall be entitled to terminate Mr Ma’s employment at any time for Cause (as defined in the Employment Agreement) but may not terminate Mr Ma’s employment without Cause. Mr Ma shall be entitled to resign for any reason during the term of his employment with three (3) months prior written notice to Shanghai Century. A copy of the Employment Agreement is filed herewith as Exhibit 10.4 and incorporated herein by reference. The description of the Employment Agreement contained herein is qualified in its entirety by reference to Exhibit 10.4.

On February 20, 2008, Asia Leader, RAD, NCIL, New Century and Mr Ma entered into the Right of First Refusal Agreement dated February 20, 2008. RAD and New Century are the owners, respectively, of 80% and 20% of the equity of NCIL. Pursuant to the Right of First Refusal Agreement, RAD and New Century each agreed that for a period of five (5) years commencing on the date on which Asia Leader makes its capital contribution to New Goal, that in the event that RAD and/or New Century desires to sell or otherwise transfer any of its equity in NCIL that it shall first offer Asia Leader the right to purchase such equity on the terms and subject to the conditions set forth in the Right of First Refusal Agreement. A copy of the Right of First Refusal Agreement is filed herewith as Exhibit 10.5 and incorporated herein by reference. The description of the Right of First Refusal Agreement contained herein is qualified in its entirety by reference to Exhibit 10.5.

Other Information

Shanghai Century intends to hold presentations for certain of its stockholders regarding its proposed acquisition of New Goal through the acquisition of 100% of the stock of Asia Leader, the owner of 67% of the equity of New Goal and the exercise of the Buyout Option for the remaining 33% of the equity of New Goal, as described above in “Entry Into Material Agreements”. A copy of the presentation is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

On February 20, Shanghai Century issued a press release announcing the termination of the Kelun Agreement and the execution of certain agreements in connection with its proposed acquisition of Asia Leader, the owner of 67% of the equity of New Goal and the remaining 33% of the equity of New Goal, as described above in “Termination of Material Agreement; Entry Into Material Agreements”. A copy of the press release is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

The proposed acquisition has been unanimously approved by the board of directors of Shanghai Century and the relevant acquisition parties. It is subject to the approval by a majority of the shareholders of Shanghai Century voting in person or by proxy at a meeting to be held for that purpose as well as certain closing conditions. In addition, Shanghai Century will not complete the acquisition if its shareholders holding 20% or more of the ordinary shares issued in its initial public offering both vote against the Acquisition and elect to convert their ordinary shares into a pro rata share of the funds in Shanghai Century’s trust account.

Shanghai Century will file with the United States Securities and Exchange Commission (the “SEC”) and distribute to its shareholders a proxy statement in connection with the proposed acquisition. Shanghai Century’s shareholders are encouraged to read the proxy statement which will contain important information about Shanghai Century, New Goal and the proposed acquisition, including detailed risk factors.

Shanghai Century is a foreign private issuer. As such, its proxy statement and other proxy materials with respect to the proposed acquisition will not be subject to preliminary review and comment by the SEC. Shanghai Century’s proxy statement with respect to the proposed acquisition will contain risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules. It is, however, the intent of Shanghai Century to provide to its shareholders proxy materials with respect to the proposed acquisition that meet the form and content requirements of the Schedule 14A of the Securities Exchange Act of 1934, as amended.

Exhibits

10.1	Termination and Release Agreement dated February 20, 2008 by and among Shanghai Century, Kelun and the Kelun Shareholders
10.2	Stock Purchase Agreement dated as of February 20, 2008 by and between Shanghai Century and Richard Li
10.3	Joint Venture Agreement dated as of February 20, 2008 by and among Asia Leader, RAD and Kevin Ma
10.4	Employment Agreement dated February 20, 2008 by and between Shanghai Century and Kevin Ma
10.5	Right of First Refusal Agreement dated February 20, 2008 by and among Asia Leader, RAD, NCIL, New Century and Kevin Ma
99.1	Investor Presentation of Shanghai Century dated February, 2008
99.2	Press Release of Shanghai Century dated February 20, 2008

The information in this Report, including the exhibits filed herewith , shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanghai Century Acquisition Corporation

By:	/s/ Franklin Chu
Name: Franklin Chu
Title: Co-Chief Executive Officer

Dated: February 20, 2008